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                            SIERRA PACIFIC RESOURCES
                                 P.O. Box 30150
                                 6100 Neil Road
                             Reno, Nevada 89520-3150

                                       September 1, 2005


BY EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Jeffrey Werbitt

Re:   Sierra Pacific Resources
      Registration Statement No. 333-127128

Ladies and Gentlemen:

      The undersigned registrant hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective as of 4:00 p.m., eastern time, on September 2, 2005 or as soon thereafter as practicable.

      In connection with the above-referenced Registration Statement, the undersigned registrant hereby acknowledges that:

      - should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

      - the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

      - the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


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      In addition, the undersigned registrant further acknowledges that the
Division of Enforcement has access to all information provided to the staff of the Division of Corporation Finance in connection with its review of the filings or in response to its comments on the filings.

                                       Sincerely,

                                       SIERRA PACIFIC RESOURCES


                                       By: /s/ John E. Brown
                                           -------------------------
                                           John E. Brown
                                           Controller